                                                                    EXHIBIT 99.1

                               METAL STORM LIMITED
                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER
                  AND PRINCIPAL ACCOUNTING OFFICER PURSUANT TO
          18 U.S.C. (S) 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARBANES-OXLEY ACT OF 2002

Each of the undersigned, Charles A Vehlow and Sylvie Moser-Savage, the Chief Executive Officer and Principal Accounting Officer, respectively, of Metal Storm Limited (the "Company"), individually and not jointly has executed this Certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 20-F for the period ended December 31, 2002 (the "Report").

Each of the undersigned hereby certifies, to their knowledge, that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, each of the undersigned has executed this Certification as of the ____ day of June, 2003.

/S/ CHARLES A. VEHLOW
---------------------

Charles A. Vehlow

Chief Executive Officer

/S/ SYLVIE MOSER-SAVAGE
-----------------------

Sylvie Moser-Savage

Principal Accounting Officer



A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This statement is submitted pursuant to 18 U.S.C. (S)1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.